Exhibit 2.1

STOCK PURCHASE AND TRANSACTION AGREEMENT

BY AND AMONG

GRUPO GIGANTE, S.A.B. DE C.V., AND HOSPITALIDAD Y SERVICIOS

ESPECIALIZADOS GIGANTE, S.A. DE C.V.

AND

OFFICE DEPOT, INC., AND OFFICE DEPOT DELAWARE OVERSEAS FINANCE NO. 1, LLC

JUNE 3, 2013

STOCK PURCHASE AND TRANSACTION AGREEMENT

STOCK PURCHASE AND TRANSACTION AGREEMENT (this “Agreement”), dated as of June 3, 2013, among GRUPO GIGANTE, S.A.B. DE C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (“Buyer” or “Gigante”), HOSPITALIDAD Y SERVICIOS ESPECIALIZADOS GIGANTE, S.A. DE C.V., a sociedad anónima de capital variable organized under the laws of Mexico and a subsidiary of Buyer (“Gigante Sub”), OFFICE DEPOT, INC., a corporation organized under the laws of the State of Delaware in the United States of America (“ODP”) and OFFICE DEPOT DELAWARE OVERSEAS FINANCE NO. 1, LLC, a limited liability company organized under the laws of the State of Delaware in the United States of America (“Seller” or “ODDF”), and a wholly owned subsidiary of ODP.

WITNESSETH

WHEREAS, Seller owns 50% (fifty percent) of the capital stock of Office Depot de México, S.A., de C.V., a sociedad anónima de capital variable organized under the laws of Mexico (“ODM”) and Buyer owns the remaining 50% (fifty percent) of said capital stock;

WHEREAS, ODP, ODDF and Buyer are parties to that certain Shareholders Agreement dated May 12, 1994, as amended, restated or modified from time to time (the “Shareholders Agreement”) with respect to ODM;

WHEREAS, pursuant to the Shareholders Agreement, the following agreements were executed on September 26, 1994 in connection with the establishment and operation in Mexico of ODM’s business: (i) a Services Agreement (the “Services Agreement”) between Gigante and ODM; (ii) a Company Agreement (the “Company Agreement”) among ODP, Gigante and ODM; (iii) an Agreement (the “Agreement 1994”) between ODP and ODM; (iv) a Software Support Agreement (the “Software Support Agreement”) between ODP and ODM; (v) a Software License Agreement (the “Software License Agreement”) between ODP and ODM; (vi) a Trademark License Agreement (the “Trademark License Agreement”) between ODM and ODP; and (vii) a Confidentiality Agreement (the “Confidentiality Agreement”), among ODP, Gigante and ODM (the Services Agreement, the Company Agreement, the Agreement 1994, the Software Support Agreement, the Software License Agreement, the Trademark License Agreement and the Confidentiality Agreement, as amended, restated or modified from time to time, are collectively referred to as the “Mexican Agreements”);

WHEREAS, at a shareholders’ meeting of ODM held on September 27, 2007 (the “Transfer Meeting”), ODP and Gigante approved: (i) the transfer by ODP to ODDF of all of the ODM Shares then held by ODP which transfer has been completed, and (ii) that the Mexican Agreements would remain in effect notwithstanding the transfer;

WHEREAS, at a shareholders’ meeting of ODM held on August 6, 2008, certain of the resolutions adopted at the Transfer Meeting were revoked, and ODDF agreed to execute a joinder agreement pursuant to Section 8.1 of the Shareholders Agreement in order to be bound, together with ODP and Gigante, under the terms of such Shareholders Agreement;

WHEREAS, on November 5, 2009, ODP, ODDF, Gigante and ODM executed an “Amendment to the Office Depot Mexico Agreements Regarding the Expansion of the Joint Venture into Central America and Colombia among other matters”, through which the Shareholders Agreement and the Mexican Agreements were amended;

WHEREAS, on December 11, 2012, Gigante, ODP and ODDF, executed a Collaboration Agreement (the “Collaboration Agreement”) relating to the potential expansion into the New Territories (as such term is defined in the Collaboration Agreement) using the “Office Depot®” in exchange for Gigante’s commitment to assist with the IPO Process and the consummation of the IPO (as such terms are defined in the Collaboration Agreement), which Collaboration Agreement has been terminated in accordance with its terms;

WHEREAS, the Collaboration Agreement contemplated the execution of a Second Amendment Agreement, which Second Amendment Agreement has not been executed on the date hereof, and the parties intend that such Second Amendment Agreement not be executed;

WHEREAS, on February 20, 2013, OfficeMax, Inc. (“OfficeMax”), ODP and certain other parties entered into the Merger Agreement whereby upon the closing of the transactions contemplated thereby OfficeMax would become a wholly owned subsidiary of ODP (ODP, together with such subsidiary and ODP’s and such subsidiaries’ other subsidiaries, the “Pro Forma Entity,” and such transaction, the “OfficeMax Transaction”) and, pursuant to such Merger Agreement the consummation of the transactions contemplated hereby requiring the consent of OfficeMax (the “OfficeMax Consent”);

WHEREAS, the board of directors of ODP has approved the consummation of the transactions contemplated by this Agreement, pursuant to which Seller will sell and Buyer and Gigante Sub will buy, all of the shares of ODM held by Seller, on the terms and subject to the conditions set forth herein;

WHEREAS, the board of directors of OfficeMax has provided the OfficeMax consent;

WHEREAS, in connection with the execution and delivery of this Agreement, and as a condition and inducement to the Seller’s willingness to enter into this Agreement, BBVA Bancomer, S.A., has executed and delivered a commitment letter, a copy of which is attached as Exhibit A, with respect to a debt facility, the proceeds of which will be used by Buyer to fund the payment of the Purchase Price (the “Debt Commitment Letter”); and

WHEREAS, in connection with the closing of the transactions contemplated by this Agreement, and as a condition and inducement to the parties’ willingness to enter into this Agreement, (i) certain of the parties hereto and / or their Affiliates intend to execute and deliver, at Closing, the Brand License Agreement, the Supply Agreement and other Related Agreements, (ii) desire that the Software Support Agreement and the Software License Agreement (the “Continuing Agreements”) continue as modified pursuant to, and for the term set forth in, an Amendment Agreement in the form of Exhibit B (the “Amendment Agreement”); and (iii) that each of the Shareholders Agreement, the Collaboration Agreement, the Services Agreement, the Agreement 1994, the Company Agreement, the Trademark License Agreement and the Confidentiality Agreement, as amended, restated or modified from time to time, together with any other Contract entered into in connection with, or contemplated by, any of the foregoing (in each case, other than the Continuing Agreements), be terminated at Closing in accordance with the Termination Agreement (the “Non-Continuing Agreements”).

NOW, THEREFORE, in consideration of the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows.

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. For purposes of this Agreement:

“Acquired Shares” means all of the Seller’s right, title, and interest in and to all of the shares held by Seller in the capital stock of ODM, consisting of 2,500 Series A-I Shares, representing 50% (fifty percent) of the minimum fixed capital of ODM, and 27,749,159 Series A-II Shares, representing 50% (fifty percent) of the paid-in portion of the variable capital stock of ODM.

“Affiliate” means, as applied to any Person, any Person directly or indirectly controlling or controlled by or under common control with such Person.

“Agreement” has the meaning set forth in the preamble.

“Agreement 1994” has the meaning set forth in the recitals.

“Alternative Debt Financing” has the meaning set forth in Section 5.7.

“Amendment Agreement” has the meaning set forth in the recitals.

“Antitrust Law” means the Ley Federal de Competencia Económica of Mexico and its regulations.

“Applicable Laws” means all domestic or foreign statutes, laws, case law, by-laws, regulations, ordinances, orders, rules, permits, decrees, judgments, injunctions and common law principles of, or enforced by, any Governmental Authority having jurisdiction over the specified matter.

“Audited Financial Statements” has the meaning set forth in Section 6.7.

“Award” has the meaning set forth in Section 10.7(e).

“Brand License Agreement” means that certain Brand License Agreement to be entered into on the Closing Date between ODP and ODM, in the form of Exhibit C, pursuant to which ODP shall grant to ODM an exclusive royalty-free license and for no additional consideration, to use the Licensed Brand (as defined therein), for no further value being attributed to such license.

“Brand Filings” means any filings required under Applicable Laws in connection with the Brand License Agreement and the termination of the Trademark License Agreement.

“Business” means the business of owning and operating retail stores as conducted by ODM on the date hereof.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks located in Mexico City, Mexico will be authorized or required by law to close.

“Buyer” has the meaning set forth in the preamble.

“Buyer Fundamental Reps” means the representations and warranties made by Buyer and Gigante Sub in Section 4.1, Section 4.2 and Section 4.5.

“Buyer Indemnified Party” has the meaning set forth in Section 8.2.

“Buyer Indemnifying Party” has the meaning set forth in Section 8.3.

“Closing” has the meaning set forth in Section 2.3.

“Closing Date” has the meaning set forth in Section 2.3.

“Closing Payment” has the meaning set forth in Section 2.2(b).

“Collaboration Agreement” has the meaning set forth in the recitals.

“Colombia Competition Law” means the laws of Colombia that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Commercially Reasonable Terms” has the meaning set forth in Section 5.7.

“Company Agreement” has the meaning set forth in the recitals.

“Confidential Information” means any confidential information, trade secrets or other proprietary information or data in a Person’s possession or control that (a) is not already generally available to the public (including the terms and conditions of this Agreement, the Related Agreements and the transactions contemplated hereby and thereby), other than any such information that is or becomes available to the public other than as a result of a disclosure by, or on behalf of, such Person in violation of this Agreement, (b) has not been received from a third party not, to the knowledge of the referenced Person, subject to any obligation of confidentiality with respect to such information, and (c) is not also information relating to the business of such Person or its Affiliates.

“Confidentiality Agreement” has the meaning set forth in the recitals.

“Continuing Agreements” has the meaning set forth in the recitals.

“Contract” means any legally binding agreement, contract, subcontract, lease, sublease, settlement agreement, indenture, mortgage, deed of trust, conditional sale contracts, insurance policy, instrument, guaranty, security or pledge agreement, loan or credit agreement, note, bond, customer order, purchase order, franchise, dealer and distributorship agreement, supply agreement, development agreement, joint venture agreement, license agreement, promotion agreement, partnership agreement or other binding arrangement, instrument, undertaking, understanding, permission or commitment, whether written or oral and including any right or obligation under any of the foregoing.

“control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Damages” has the meaning set forth in Section 8.2.

“Debt Commitment Letter” has the meaning set forth in the recitals.

“Debt Financing” has the meaning set forth in Section 4.5.

“Decree” means any judgment, decree, ruling, injunction, attachment, writ, executive order, administrative order, consent or any other order of any Governmental Authority.

“Debt Documents” has the meaning set forth in Section 5.7.

“Disclosure Schedule” has the meaning set forth in Article III.

“Dispute Notice” has the meaning set forth in Section 10.7(c).

“Disputes” has the meaning set forth in Section 10.7(b).

“Escrow Account” has the meaning set forth in Section 2.6.

“Escrow Agent” means Banco Nacional de México, S.A., Integrante del Grupo Fianciero Banamex, División Fiduciaria, acting as trustee under the Escrow Agreement.

“Escrow Agreement” means a contrato de comisión mercantil to be entered into on the Closing Date by and among Buyer, Seller, ODM and the Escrow Agent, in the form of Exhibit D.

“Escrow Amount” means an amount equal to $1,600,000,000.00 (one billion, six hundred million and 00/100) Pesos.

“Gigante” has the meaning set forth in the preamble.

“Gigante Sub” has the meaning set forth in the preamble.

“Gigante’s Shareholders’ Approval” has the meaning set forth in Section 4.2(c).

“Governmental Authority” means any federal, state, local or foreign governmental or regulatory authority, agency, commission, court, body or other governmental entity.

“ICC Rules” has the meaning set forth in Section 10.7(b).

“Indemnified Party” has the meaning set forth in Section 8.3.

“Indemnifying Party” has the meaning set forth in Section 8.3.

“Knowledge” of a Person (and other words of similar import) means (i) with respect to ODP or Seller, the actual knowledge of the individuals set forth on Section 1.1(a) of the Disclosure Schedule and (ii) with respect to Buyer or Gigante Sub, the actual knowledge of the individuals set forth on Section 1.1(b) of the Disclosure Schedule.

“Liability” means any liability or obligation of whatever kind or nature (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated and whether due or to become due) regardless of when arising, including any liability for Taxes.

“Lien” means any mortgage, pledge, lien, charge, security interest, option, right of first refusal, easement, security agreement or other encumbrance or restriction on the use or transfer of any property; provided, however, that “Lien” will not be deemed to include any non-exclusive license of intellectual property rights or assets.

“Litigation” means any action, suit, claim, charge, complaint, demand, hearing, investigation, audit or proceeding, whether civil, criminal, administrative or arbitral, whether at law or in equity and whether before any Governmental Authority.

“Merger Agreement” means that certain Agreement and Plan of Merger by and among ODP, Dogwood Merger Sub Inc., Dogwood Merger Sub LLC, Mapleby Holdings Merger Corporation, Mapleby Merger Corporation and OfficeMax, dated February 20, 2013.

“Mexican Agreements” has the meaning set forth in the recitals.

“Mexico” means the United Mexican States.

“Non-Continuing Agreements” has the meaning set forth in the recitals.

“ODDF” has the meaning set forth in the preamble.

“ODM” has the meaning set forth in the recitals.

“ODP” has the meaning set forth in the preamble.

“OfficeMax” has the meaning set forth in the recitals.

“OfficeMax Consent” has the meaning set forth in the recitals.

“OfficeMax Transaction” has the meaning set forth in the recitals.

“Outside Date” has the meaning set forth in Section 9.1(b)(i).

“Parties” mean the parties to this Agreement.

“Person” means any individual, partnership, corporation, limited liability company, association, joint stock company, trust, joint venture, unincorporated organization or any other entity, including any Governmental Authority or any group of any of the foregoing.

“Pro Forma Entity” has the meaning set forth in the recitals.

“Purchase Price” has the meaning set forth in Section 2.2(a).

“Related Agreements” means the Brand License Agreement, the Termination Agreement, the Supply Agreement, the Amendment Agreement, the Escrow Agreement and all other Contracts, schedules, certificates or any other documents being delivered pursuant to or in connection with this Agreement, the Brand License Agreement, the Continuing Agreements or the transactions contemplated hereby or thereby.

“Representative” means, when used with respect to a Person, the Person’s controlled Affiliates (including Subsidiaries) and such Person’s and any of the foregoing Persons’ respective officers, directors, managers, members, shareholders, partners, employees, agents, representatives, advisors (including financial advisors, bankers, consultants, legal counsel and accountants) and financing sources.

“Required Tax Payment” has the meaning set forth in Section 2.6.

“Restricted Countries” means Argentina, Belize, Bolivia, Brazil, Chile, Colombia, Costa Rica, Ecuador, El Salvador, French Guiana, Guatemala, Guyana, Honduras, Mexico, Nicaragua, Panama, Paraguay, Peru, Uruguay, Suriname and Venezuela.

“Seller” has the meaning set forth in the preamble.

“Seller Employee” has the meaning set forth in Section 6.4(b).

“Seller Fundamental Reps” means the representations and warranties made by Seller in Section 3.1, Section 3.2, and Section 3.4.

“Seller Indemnified Party” has the meaning set forth in Section 8.3.

“Seller Indemnifying Party” has the meaning set forth in Section 8.2.

“Services Agreement” has the meaning set forth in the recitals.

“Shareholders Agreement” has the meaning set forth in the recitals.

“Software License Agreement” has the meaning set forth in the recitals.

“Software Support Agreement” has the meaning set forth in the recitals.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which, directly or indirectly, (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons owns a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons will be allocated a majority of such business entity’s gains or losses or will be or control any managing director or general partner of such business entity (other than a corporation).

“Supply Agreement” means the Supply Agreement to be executed by ODM and Office Depot Asia Holding Limited substantially in the form of Exhibit E.

“Tax” or “Taxes” means (i) any federal, state, local or foreign net income, gross income, excise, stamp, capital stock, franchise, profits, withholding, personal property, transfer, registration, value added, or other tax, duty, fee, assessment, governmental charge or contribution (contribuciones) of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, including any interest, penalty, surcharges or addition thereto (including any inflation adjustments required under Applicable Law), whether disputed or not, (ii) any liability for or in respect of the payment of any amount of a type described in clause (i) of this definition as a result of being a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes, and (iii) any liability for or in respect of the payment of any amount described in clauses (i) or (ii) of this definition as a transferee or successor, by contract or otherwise.

“Termination Agreement” means a termination agreement with respect to the Non-Continuing Agreements, substantially in the form of Exhibit F.

“Third Party Claim” has the meaning set forth in Section 8.4(a).

“Trademark License Agreement” has the meaning set forth in the recitals.

“Transfer Meeting” has the meaning set forth in the recitals.

Section 1.2 Interpretations. Unless otherwise indicated herein to the contrary:

(a) When a reference is made in this Agreement to an Article, Section, Exhibit, Schedule, clause or subclause, such reference will be to an Article, Section, Exhibit, Schedule, clause or subclause of this Agreement.

(b) The words “include,” “includes” or “including” and other words or phrases of similar import, when used in this Agreement, will be deemed to be followed by the words “without limitation.”

(c) The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement.

(d) The word “if” and other words of similar import will be deemed, in each case, to be followed by the phrase “and only if.”

(e) The use of “or” herein is not intended to be exclusive.

(f) The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Whenever the context may require, any pronouns used herein will include the corresponding masculine, feminine or neuter forms, and the singular form of names and pronouns will include the plural and vice versa.

(g) All terms defined in this Agreement have their defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein.

(h) Any reference herein to law or to a legal requirement (or, with respect to any statute, ordinance, code, rule or regulation, any provision thereof) will be deemed to include reference to all laws and or to such legal requirement and any legal requirement promulgated thereunder (or provision thereof, as applicable), including any successor thereto, respectively, in each case, as may be amended.

(i) References herein to a Person are also to its permitted successors and assigns. Any reference herein to a Governmental Authority will be deemed to include reference to any successor thereto.

(j) Any reference herein to “Pesos” or “$” shall mean pesos, legal currency of Mexico.

ARTICLE II

PURCHASE AND SALE

Section 2.1 Purchase and Sale of Equity. On the terms and subject to the conditions set forth in this Agreement, Buyer and Gigante Sub will purchase, acquire and accept from the Seller, and Seller will sell, transfer, assign, convey and deliver to Buyer and Gigante Sub at the Closing as set forth in Section 2.4(a)(i), all of the Acquired Shares, and all of the Seller’s rights, title and interests therein, in each case free and clear of any Liens.

Section 2.2 Purchase Price. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyer will pay to Seller in cash by wire transfer of immediately available funds the amount of (a) $8,777,360,000.00 (eight billion, seven hundred and seventy seven million, three hundred sixty thousand and 00/100) Pesos (the “Purchase Price”) as consideration for the Acquired Shares, less (b) the Escrow Amount (the Purchase Price less the Escrow Amount, the “Closing Payment”).

Section 2.3 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place at the offices of Buyer located at Ejército Nacional 350, México, D.F., Mexico C.P. 11570 (or such other location as will be mutually agreed upon by Seller and Buyer) commencing at 10:00 a.m. local time on the 3rd (third) Business Day following the first date upon which all of the conditions to the obligations of Seller, Buyer and Gigante Sub to consummate the transactions contemplated hereby set forth in Article VII (other than conditions with respect to actions the Parties will take at the Closing itself, but subject to the satisfaction or waiver of those conditions) have been satisfied or waived, and in any case, after the date on which the conditions set forth in Section 7.1(c) are satisfied, or at such other place, time and date as may be agreed in writing between Buyer and Seller. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 2.4 Deliveries at Closing.

(a) At the Closing, Seller will deliver to Buyer the following duly executed documents and other items:

(i) each of the share certificates representing the Acquired Shares, duly endorsed in property (endosados en propiedad) to Buyer, except for one Acquired Share which will be endorsed in property (endosada en propiedad) to Gigante Sub;

(ii) an officer’s certificate to the effect that each of the conditions specified in Sections 7.1(a) and 7.1(b) are satisfied;

(iii) a certificate duly executed by the Secretary of Seller, dated as of the Closing Date, certifying that attached thereto are true and complete copies of (A) Seller’s governing documents, (B) the resolutions of Seller’s board of managers authorizing the execution, delivery and performance of this Agreement and the Related Agreements to which Seller is a party and the consummation of the transactions contemplated hereby and thereby, and (C) a certificate of good standing for Seller in its jurisdiction of organization;

(iv) a certificate duly executed by the Secretary of ODP, dated as of the Closing Date, certifying that attached thereto are true and complete copies of (A) ODP’s governing documents, (B) the resolutions of ODP’s board of directors, to the extent required, authorizing the execution, delivery and performance of this Agreement and the Related Agreements to which ODP is a party and the consummation of the transactions contemplated hereby and thereby and (C) a certificate of good standing for ODP in its jurisdiction of organization;

(v) the OfficeMax Consent certified by the Secretary of OfficeMax;

(vi) an acknowledgement of the receipt of the Purchase Price;

(vii) a counterpart of the Termination Agreement duly executed by ODP and Seller;

(viii) a counterpart of each of the Related Agreements to which ODP or Seller is a party, duly executed by ODP or Seller, as applicable; and

(ix) written resignations signed by each of the directors of ODM appointed by Seller, to resign effective as of the Closing, in a form reasonably acceptable to Buyer.

(b) At the Closing, Buyer will deliver to Seller or, in the case of Section 2.4(b)(v), to the Escrow Agent, the following duly executed documents and other items:

(i) an officer’s certificate of Buyer to the effect that each of the conditions specified in Sections 7.2(a) and 7.2(b) are satisfied;

(ii) a certificate duly executed by the Secretary of Buyer, dated as of the Closing Date, certifying that attached thereto are true and complete copies of (A) Buyer’s governing documents, and (B) the resolutions of Buyer’s board of directors and shareholders, to the extent required, authorizing the execution, delivery and performance of this Agreement and the Related Agreements to which Buyer is a party and the consummation of the transactions contemplated hereby and thereby;

(iii) a certificate duly executed by the Secretary of Gigante Sub, dated as of the Closing Date, certifying that attached thereto are true and complete copies of (A) Gigante Sub’s governing documents, and (B) the resolutions of Gigante Sub’s board of directors and stockholders, to the extent required, authorizing the execution, delivery and performance of this Agreement and the Related Agreements to which Gigante Sub is a party and the consummation of the transactions contemplated hereby and thereby;

(iv) the Closing Payment, by wire transfer of immediately available funds to an account specified in writing by ODP, which notice must be delivered no later than 3 (three) Business Days prior to Closing;

(v) the Escrow Amount, by wire transfer of immediately available funds to the account specified in the Escrow Agreement or another account specified in writing by the Escrow Agent no later than 3 (three) Business Days prior to Closing;

(vi) a confirmation of a wire transfer of the Escrow Amount to the Escrow Agent;

(vii) a counterpart of the Termination Agreement, duly executed by Buyer and ODM;

(viii) a counterpart of each Related Agreement to which Buyer or ODM is a party, duly executed by Buyer or ODM, as applicable; and

(ix) all required statutory reports, Tax returns and any information or documentation reasonably requested by the Seller, not later than 10 (ten) Business Days prior to the Closing, relating to the Mexican tax compliance which must be fulfilled by Seller’s Mexican tax representative in accordance with Articles 204, 259 and 263 of the Regulations to the Mexican Income Tax Law (Reglamento de la Ley del Impuesto Sobre la Renta).

Section 2.5 Withholding Taxes. Seller shall be responsible for all federal taxes levied or assessed arising from the sale to Buyer and Gigante Sub of the Acquired Shares in accordance with the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta) and its Regulations. Seller shall indemnify and hold Buyer harmless for Seller’s failure to pay any wages, benefits, taxes or other compensation or amounts levied or assessed on Seller as a result of the sale of the Acquired Shares to Buyer. Seller will present to Buyer, not later than the date of the Closing, a copy, certified by a Mexican notary public, of the power of attorney granted by Seller to its Mexican tax representative in accordance with Articles 190 and 208 of the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta). In addition, Seller will (w) file, not later than 15 (fifteen) days after the date on which it files the tax return, a notice, certified by a Mexican notary public, given by such Mexican tax representative to the Mexican Internal Revenue Service (Servicio de Administración Tributaria) stating that, in connection with the sale of the Acquired Shares to Buyer, Seller has elected to be taxed on the gain determined by its Mexican tax representative, in accordance with Article 263 of the Regulations to the Mexican Income Tax Law (Reglamento de la Ley del Impuesto Sobre la Renta), (x) file, within 15 (fifteen) Business Days after the Closing Date, the tax return corresponding to the sale of the Acquired Shares, (y) file, within 30 (thirty) Business Days of the filing of the mentioned tax return, a tax report (Dictamen Fiscal por la venta de las acciones) prepared by an independent accountant authorized by the Mexican Internal Revenue Service (Servicio de Administración Tributaria), and (z) within 15 (fifteen) Business Days following the date on which said tax report is so filed, deliver to Buyer copies of the documents described in clauses (x) and (y) above certified by a Mexican notary public.

Section 2.6 Escrow. On the Closing Date, Buyer shall deposit in escrow with the Escrow Agent the Escrow Amount, solely for the purpose, and to the extent required, to satisfy Seller’s indemnification and payment obligations with respect to Taxes set forth in the first and second sentences of Section 2.5 and payable by Seller in connection with sale of the Acquired Shares, provided that if such Seller’s obligations exceed at any time the Escrow Amount, Seller will be liable for any difference. The Escrow Amount shall be held by the Escrow Agent in an account (the “Escrow Account”) in accordance with the terms and provisions of the Escrow Agreement. Buyer and Seller shall each pay 50% (fifty percent) of any fees and expenses payable to the Escrow Agent pursuant to the Escrow Agreement. Within 15 (fifteen) Business Days after Closing, upon determination by Seller, as set forth in Section 2.5, of the amount due in accordance with the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta) (the “Required Tax Payment”), which determination will be promptly communicated by Seller to Buyer, each of Buyer and Seller agrees, and assumes the obligation, to issue a joint written notice to the Escrow Agent pursuant to the Escrow Agreement instructing the Escrow Agent to pay no later than the 15th (fifteenth) Business Day after the Closing Date (i) the Required Tax Payment from the Escrow Account to the Mexican Internal Revenue Service (Servicio de Administración Tributaria) and (ii) the remaining funds in the Escrow Account, if any, to Seller. For the avoidance of doubt, the Escrow Account shall not be used to satisfy any liability or obligation under Article VIII or elsewhere in this Agreement.

ARTICLE III

SELLERS’ REPRESENTATIONS AND WARRANTIES

Each of ODP and Seller, jointly and severally, represents and warrants to Buyer that the statements contained in this Article III are true and correct as of the date of this Agreement and as of the Closing Date, except as set forth in the disclosure schedule accompanying this Agreement (the “Disclosure Schedule”). The Disclosure Schedule has been arranged in Sections corresponding to the numbered and lettered Sections contained in this Agreement for the convenience of the Parties and any matter set forth in any Section of the Disclosure Schedule shall also be deemed a disclosure for purposes of the corresponding Section as well as any other Section to which such disclosure is reasonably apparent.

Section 3.1 Organization; Good Standing.

(a) Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate or similar power and authority to own, lease and operate its assets and to carry on its business as now being conducted.

(b) ODP is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate or similar power and authority to own, lease and operate its assets and to carry on its business as now being conducted.

Section 3.2 Authorization of Transaction.

(a) Seller has all power and authority required to execute and deliver this Agreement and ODP has or will have all corporate power and authority required to execute and deliver this Agreement and all Related Agreements to which ODP is a party, and to perform its respective obligations hereunder and thereunder. The OfficeMax Consent is in effect and, to the Knowledge of ODP and Seller, no action has been taken to revoke it.

(b) The execution, delivery and performance of (x) in the case of Seller, this Agreement has been duly authorized by Seller and (y) in the case of ODP, this Agreement and all Related Agreements to which ODP is a party, have been or will be duly authorized by ODP.

(c) This Agreement constitutes and all Related Agreements to which Seller or ODP is a party constitute or will constitute when executed the valid and legally binding obligation of ODP and Seller, enforceable against ODP or Seller in accordance with their respective terms and conditions, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity.

Section 3.3 Noncontravention. Neither the execution and delivery of this Agreement nor the Related Agreements, nor the consummation of the transactions contemplated hereby or thereby will conflict with or result in a breach of the Merger Agreement or the OfficeMax Consent or except as set forth on Section 3.3 of the Disclosure Schedule, (i) conflict with or result in a breach of the certificate of incorporation or bylaws, or other organizational documents of ODP or Seller, (ii) violate any material law or Decree to which ODP or Seller is, or its respective assets or properties are, subject or (iii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any material Contract to which ODP or Seller is a party or by which it is bound except (A) in the case in clause (ii) where such violation, breach, default, acceleration, right, termination, medication, cancelation or notice would not have a material adverse effect on the ability of Seller or its Affiliates to consummate the transactions contemplated by this Agreement and the Related Agreements on a timely basis and (B) with respect to clause (iii) neither the Continuing Agreements nor the Non-Continuing Agreements shall be considered “material Contracts” subject to such representation and warranty. Other than the applicable requirements of the Antitrust Law and the Brand Filings, neither ODP nor Seller is required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any Governmental Authority in order for the Parties to consummate the transactions contemplated by this Agreement or any Related Agreement, except where the failure to give or make or obtain any such notice, filing, authorization, consent or approval would not have a material adverse effect on the ability of Seller or its Affiliates to consummate the transactions contemplated by this Agreement and the Related Agreements on a timely basis.

Section 3.4 Title to Equity. Except as set forth in the Shareholders Agreement or Related Agreements, the Seller has good and valid title to the Acquired Shares, the Acquired Shares are represented by certificates issued by ODM to Seller, and the Seller will convey at the Closing good and valid title to all of the Acquired Shares, free and clear of all Liens. Except as set forth in this Agreement, the Shareholders Agreement or Related Agreements, there are no outstanding options, warrants or other rights or arrangements with respect to the Acquired Shares.

Section 3.5 Litigation. As of the date hereof, neither Seller nor ODP is a party or, to ODP’s or Seller’s Knowledge, is threatened in writing to be made a party to any Litigation (other than any action filed, commenced or threatened in writing by a Governmental Authority), except for such Litigation which would not materially and adversely affect Seller’s or ODP’s ability to consummate the transactions contemplated hereby.

Section 3.6 Disclaimer of Other Representations and Warranties. Except for the representations and warranties contained in this Article III, the Disclosure Schedule or any Related Agreement, neither Seller, nor ODP nor any other Person will be deemed to have made any representation or warranty, express or implied, oral or written, including as to the accuracy or completeness of any information regarding Seller, ODP, or ODM (including any information, documents or material made available to Buyer or Gigante Sub in any form in expectation of the transactions contemplated hereby) or as to the future revenue, profitability or success of ODM, or any representation or warranty arising from statute or otherwise in law.

ARTICLE IV

BUYER’S AND GIGANTE SUB’S REPRESENTATIONS AND WARRANTIES

Each of Buyer and Gigante Sub, jointly and severally, represents and warrants to Seller and ODP that the statements contained in this Article IV are true and correct as of the date of this Agreement and as of the Closing Date.

Section 4.1 Organization of Buyer and Gigante Sub.

(a) Gigante Sub is a sociedad anónima de capital variable organized under the laws of Mexico and has all requisite corporate or similar power and authority to own, lease and operate its assets and to carry on its business as now being conducted.

(b) Buyer is a sociedad anónima bursátil de capital variable organized under the laws of Mexico and has all requisite corporate or similar power and authority to own, lease and operate its assets and to carry on its business as now being conducted.

Section 4.2 Authorization of Transaction.

(a) Each of Buyer and Gigante Sub has all power and authority required to execute and deliver this Agreement and will have all power and authority required to execute and deliver all Related Agreements to which Buyer or Gigante Sub is a party and to perform its obligations hereunder and thereunder.

(b) The execution, delivery and performance of this Agreement have been and all Related Agreements to which Buyer or Gigante Sub is a party will be, duly authorized by Buyer or Gigante Sub, respectively, subject only to receipt of the Gigante’s Shareholders’ Approval.

(c) The affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of common stock of Buyer (“Gigante’s Shareholders’ Approval”) is the only vote or approval of the holders of any class or series of capital stock of the Buyer necessary to approve this Agreement, the Related Agreements and / or the transactions contemplated hereby or thereby, which Gigante’s Shareholders’ Approval shall be received on the 17th day following the call to Gigante’s meeting of shareholders therefor, which call is expected to be published as soon as reasonably practicable following the date hereof.

(d) This Agreement constitutes, and all Related Agreements to which Buyer or Gigante Sub is a party constitute or will constitute when executed, the valid and legally binding obligation of each of Buyer and Gigante Sub, enforceable against Buyer and Gigante Sub in accordance with their respective terms and conditions, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity.

Section 4.3 Noncontravention. Neither the execution and delivery of this Agreement nor the Related Agreements, nor the consummation of the transactions contemplated hereby or thereby will (i) conflict with or result in a breach of the bylaws of Buyer or Gigante Sub, (ii) violate any material law or Decree to which Buyer or Gigante Sub is, or their respective assets or properties are, subject, or (iii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any material Contract to which Buyer or Gigante Sub is a party or by which it is bound except (A) in the case in clause (ii) where such violation, breach, default, acceleration, right, termination, medication, cancelation or notice would not have a material adverse effect on the ability of Buyer or Gigante Sub to consummate the transactions contemplated by this Agreement and the Related Agreements on a timely basis and (B) with respect to clause (iii) neither the Continuing Agreements nor the Non-Continuing Agreements shall be considered “material Contracts” subject to such representation and warranty. Other than the applicable requirements of the Antitrust Law and the Brand Filings, Buyer is not required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any Governmental Authority in order for the Parties to consummate the transactions contemplated by this Agreement or any Related Agreement, except where the failure to give or make or obtain any such notice, filing, authorization, consent or approval would not have a material adverse effect on the ability of Buyer or Gigante Sub to consummate the transactions contemplated by this Agreement and the Related Agreements on a timely basis.

Section 4.4 Litigation. As of the date hereof, neither Buyer nor Gigante Sub is a party or, to Buyer’s Knowledge, is threatened in writing to be made a party to any Litigation (other than any action filed, commenced or threatened in writing by a Governmental Authority), except for such Litigation which would not materially and adversely affect Buyer’s or Gigante Sub’s ability to consummate the transactions contemplated hereby.

Section 4.5 Financing. Buyer has delivered to Seller true, correct and complete copies, as of the date of this Agreement, of the executed Debt Commitment Letter to provide, subject to the terms and conditions therein, debt financing in an aggregate amount set forth therein (being collectively referred to as the “Debt Financing”). As of the date of this Agreement, the Debt Commitment Letter (a) is in full force and effect, (b) has not been amended or modified, (c) the respective commitments contained in such letter have not been withdrawn or rescinded in any respect, and (d) constitutes the legal, valid and binding obligation of Buyer, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity. As of the date hereof, Buyer is not in breach of any of the terms or conditions set forth in the Debt Commitment Letter and, to Buyer’s knowledge, no event has occurred which, with or without notice, lapse of time or both, could reasonably be expected to constitute a breach by Buyer or failure by Buyer to satisfy a condition precedent set forth therein. As of the date hereof, Buyer has fully paid any and all commitment fees or other fees on the dates and to the extent required by the Debt Commitment Letter. There are no conditions precedent or other contingencies relating to the funding of the full amount of the proceeds of the Debt Financing except as stated in the Debt Commitment Letter. The net proceeds contemplated by the Debt Commitment Letter will be sufficient to pay the Purchase Price as contemplated by this Agreement. As of the date hereof, Buyer has no reason to believe that any of the conditions to the Debt Financing would not reasonably be expected to be satisfied or that the Debt Financing would not reasonably be expected to be available to Buyer on the Closing Date

Section 4.6 Disclaimer of Other Representations and Warranties. Except for the representations and warranties contained in this Article IV or any Related Agreement, neither Buyer nor any other Person will be deemed to have made any other representation or warranty, express or implied, oral or written, including as to the accuracy or completeness of any information regarding Buyer, Gigante Sub or any other matter (including any information, documents or material made available to Seller or ODP in any form in expectation of the transactions contemplated hereby), or any representation or warranty arising from statute or otherwise in law.

ARTICLE V

PRE-CLOSING COVENANTS

The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing (except as otherwise expressly stated to apply to a different period), or the earlier termination of this Agreement in accordance with Article IX:

Section 5.1 Reasonable Best Efforts; Cooperation.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties, will use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to (i) consummate and make effective, in the most expeditious manner practicable the transactions contemplated hereby and (ii) obtain all approvals, consents, registrations, permits, authorizations and other confirmations from any Governmental Authority or other Person (other than a Governmental Authority) necessary, proper or advisable to consummate the transactions contemplated hereby. For the avoidance of doubt, the obtaining of any such approval, consent, registration, permit, authorization or other confirmation is not a condition to Closing unless expressly set forth in Article VII. Without limiting the generality of the foregoing, (x) each of Seller and ODP will use its reasonable best efforts to cause the conditions set forth in Section 7.1 to be satisfied or fulfilled, and (y) each of Buyer and Gigante Sub will use its reasonable best efforts to cause the conditions set forth in Section 7.2 to be satisfied or fulfilled.

(b) Without limiting the generality of Section 5.1(a), neither Seller nor ODP nor Buyer nor Gigante Sub will take any action, or permit any of its respective Subsidiaries to take any action, to materially diminish the ability of any Party to consummate, or materially delay any Party’s ability to consummate, the transactions contemplated hereby.

Section 5.2 Regulatory Approvals. Without limiting the generality of Section 5.1:

(a) Subject to the terms and conditions of this Agreement, each of the Parties will use its reasonable best efforts to (i) file a joint notification with the Federal Competition Commission in Mexico (Comisión Federal de Competencia) and any other filing or notification required pursuant to the Antitrust Law with respect to the transactions contemplated hereby within 5 (five) Business Days after the date hereof; (ii) file any filing or notification required by the Colombia Competition Law with respect to the transactions contemplated hereby; and (iii) supply as promptly as practicable any additional information and documentary material that may be requested or required pursuant to the Antitrust Law or the Colombia Competition Law. For the avoidance of doubt, the making of any filing or notice or the obtaining of any approval, consent, registration, permit, authorization or other confirmation under the Colombia Competition Law with respect to the transactions contemplated hereby is not a condition to Closing. Buyer and Seller shall each pay 50% (fifty percent) of any fines imposed by the Colombian competition authorities in the event the Closing occurs prior to obtaining of any approval, consent, registration, permit, authorization or other confirmation under the Colombia Competition Law.

(b) In connection with the efforts referenced in Section 5.1 and this Section 5.2 each of the Parties will use reasonable best efforts to (i) cooperate with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other Parties informed in all material respects of any material communication received by such Party from, or given by such Party to, any Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case, regarding any of the transactions contemplated hereby, and (iii) permit the other Party to review any material communication given to it by, and consult with each other in advance of any meeting or conference with any Governmental Authority, including in connection with any proceeding by a private party.

(c) Without limiting the generality of Section 5.2(b), if any objections are asserted with respect to the transactions contemplated hereby under the Antitrust Law or if any suit is instituted by any Governmental Authority or any private party challenging any of the transactions contemplated hereby as violative of the Antitrust Law or if a filing pursuant to

Section 5.2(a) is reasonably likely to be rejected or conditioned by a Governmental Authority, each of the Parties will use reasonable best efforts to resolve such objections or challenges as such Governmental Authority or private party may have to such transactions, including to vacate, lift, reverse or overturn any order, whether temporary, preliminary or permanent, so as to permit consummation of the transactions contemplated by this Agreement as soon as practicable and in any event on or prior to the Outside Date.

Section 5.3 Notices and Consents. Prior to the Closing, the Parties will use their reasonable best efforts to obtain any third party consents set forth in Section 5.3 of the Disclosure Schedule or as are otherwise necessary and appropriate to consummate the transactions contemplated hereby, provided that none of the Parties nor any of their Affiliates shall be required to expend any funds or agree to any amendment or modification of any Contracts in connection therewith. As soon as possible following execution hereof, Gigante will take all action required to call a meeting of its shareholders to approve the purchase transaction contemplated herein and will take all further action required by Applicable Law in connection with the calling and holding of said meeting.

Section 5.4 Notice of Developments. Each of ODP and Seller, on the one hand, and each of Buyer and Gigante Sub, on the other hand, will give prompt written notice to the other Party of (i) the existence of any fact or circumstance, or the occurrence of any event, of which it has Knowledge which would reasonably be likely to cause a condition to a Party’s obligations to consummate the transactions contemplated hereby set forth in Article VII not to be satisfied as of a reasonably foreseeable Closing Date, or (ii) the receipt of any notice or other communication from any Governmental Authority or any securities market or securities regulator in connection with the transactions contemplated by this Agreement; provided, however, that the delivery of any such notice pursuant to this Section 5.4 will not be deemed to amend or supplement this Agreement and the failure to deliver any such notice will not constitute a waiver of any right or condition to the consummation of the transactions contemplated hereby by any Party.

Section 5.5 Press Releases and Public Announcements. No Party or its Affiliates will issue any press release or make any public announcement relating to the existence or subject matter of this Agreement without the prior written approval of the other Parties; provided, however, that any Party may make any public disclosure that, in the opinion of legal counsel, is required by Applicable Law (in which case the disclosing Party will use its reasonable best efforts to advise the other Party prior to making the disclosure to the extent practicable and permissible under Applicable Law).

Section 5.6 Shareholders’ Meeting; Gigante’s Shareholders’ Approval. Subject to the terms set forth in this Agreement, Buyer shall take all action necessary to duly call, give notice of, convene and hold a meeting of Buyer’s shareholders as soon as reasonably practicable after the date of this Agreement for the purpose of voting on this Agreement, the Related Agreements and the transactions contemplated hereby and thereby. Buyer shall use reasonable best efforts to take all actions necessary to secure the Gigante’s Shareholders’ Approval.

Section 5.7 Financing. Buyer shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, as promptly as possible, all things necessary, proper or advisable to arrange the Debt Financing on the terms and conditions described in the Debt Commitment Letter, including using reasonable best efforts to, as promptly as possible, (i) satisfy on a timely basis all conditions applicable to Buyer obtaining the Debt Financing set forth therein, (ii) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Debt Commitment Letter (including any related flex provisions) or on other terms in the aggregate not materially less favorable to Buyer, and (iii) consummate the Debt Financing as promptly as possible and in any event at or prior to Closing. Buyer shall give Seller and ODP prompt notice (and in any event no later than three (3) Business Days following) (A) any breach in any material respect by any party of the Debt Commitment Letter of which Buyer becomes aware, (B) if and when Buyer becomes aware that any portion of the Debt Financing may not be available to consummate the transactions contemplated hereby, and (C) of any termination of the Debt Commitment Letter. Buyer shall keep Seller and ODP informed on a reasonably current basis in reasonable detail of the status of their efforts to arrange the Debt Financing or Alternative Debt Financing and provide to Seller and ODP executed copies of the definitive documents related to the Debt Financing or Alternative Debt Financing (excluding any fee letters, engagement letters or other agreements that, in accordance with customary practice, are confidential by their terms). If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Buyer shall use reasonable best efforts to arrange to obtain alternative financing, including from alternative sources, on Commercially Reasonable Terms (“Alternative Debt Financing”) as promptly as practicable following the occurrence of such event and the provisions of this Section 5.7 shall be applicable to the Alternative Debt Financing. Buyer shall (1) comply in all material respects with the Debt Commitment Letter and each definitive agreement with respect thereto or with respect to any Alternative Debt Financing (collectively, with the Debt Commitment Letter, the “Debt Documents”), (2) enforce in all material respects their rights under each Debt Document, including (x) diligently and in good faith analyzing potential litigation claims and (y) initiating and diligently pursuing all valid claims necessary to enforce its rights under the Debt Documents, and (3) not permit any material amendment or modification to be made to, or any waiver of any material provision or remedy under, any Debt Document or the fee letter referred to in the Debt Commitment Letter without the prior written consent of Seller and ODP (which consent will not be unreasonably withheld). Buyer shall provide notice to Seller and ODP promptly upon receiving the Debt Financing or, if applicable, the Alternative Debt Financing. “Commercially Reasonable Terms” means debt financing terms available in the market from major international financing institutions to borrowers or issuers with credit ratings comparable to Buyer (determined giving pro forma effect to the transactions contemplated hereby) for financing comparable to the type of financing contemplated by the Debt Commitment Letter at the time the Alternative Debt Financing is sought. Notwithstanding the foregoing, compliance by Buyer with this Section 5.7 shall not relieve Buyer of its obligation to consummate the Transaction, whether or not the Debt Financing or the Alternative Debt Financing is available.

ARTICLE VI

OTHER COVENANTS

The Parties agree as follows with respect to the period from and after the Closing:

Section 6.1 Cooperation. The Parties will cooperate with each other, and will use their commercially reasonable efforts to cause their respective Representatives to cooperate with each other, to provide an orderly Closing and to minimize the disruption of the Business prior to Closing. The Parties will also take all required action to cause ODM to sign all instruments and other documents required in connection with the transactions contemplated hereunder or the Related Agreements, including, without limitation, the execution by ODM of a counterpart of the Termination Agreement.

Section 6.2 Litigation Support. In the event and for so long as any Party actively is contesting or defending against any Litigation commenced by any third party with respect to (i) any transaction contemplated by this Agreement or any Related Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction involving the Business, the other Party will cooperate with the contesting or defending Party and its counsel in the contest or defense as will be reasonably necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor pursuant to Article VIII).

Section 6.3 Non-Competition. For the period from the Closing until (a) the closing of the OfficeMax Transaction, or (b) if the Merger Agreement is terminated and the OfficeMax Transaction does not close, the three (3) year anniversary of the Closing, each of ODP and Seller will not, and will ensure that none of its Subsidiaries or Affiliates will, directly or indirectly (including as a stockholder, consultant, member or partner), engage in the Business in the Restricted Countries as conducted by ODM as of the date hereof, including any development, design, manufacture, sale or promotion for sale of any product developed, designed, manufactured, sold or promoted for sale by the Business in the Restricted Countries in competition with ODM. In the event that the OfficeMax Transaction closes, for the period from such closing date until the three (3) year anniversary of the Closing, each of ODP and the Pro Forma Entity will not, and will ensure that none of its Subsidiaries or Affiliates will, directly or indirectly (including as a stockholder, consultant, member or partner) engage in the Business as conducted by ODM as of the date hereof, including any development, design, manufacture, sale or promotion for sale of any product developed, designed, manufactured, sold or promoted for sale by the Business, in any Restricted Country where OfficeMax has no active operations as of the date hereof; provided, however, that for avoidance of doubt, the foregoing will not restrict OfficeMax, ODP, the Pro Forma Entity or any of their Subsidiaries or Affiliates from in any way conducting the OfficeMax business in those countries where OfficeMax or its Affiliates has active operations as of the date hereof, including for the avoidance of doubt, in Mexico. Notwithstanding any other provisions of this Section 6.3, none of OfficeMax, ODP, the Pro Forma Entity nor any of their Subsidiaries or Affiliates will be deemed to be in violation of the provisions of this Section 6.3 by virtue of either (i) sales of any product to customers located in any Restricted Country where orders for such products have been placed through OfficeMax, ODP, the Pro Forma Entity or any of their Subsidiaries or Affiliates in a jurisdiction outside the Restricted Countries, through online sales or other media not primarily directed at customers in the Restricted Countries, or through other channels not primarily directed at customers in the Restricted Countries, or (ii) any communications (whether by press release, internet, email, social media, public announcement or otherwise) that are not primarily directed at customers in a Restricted Country. For the purposes of this Section 6.3, (x) no owner of less than five percent of the outstanding equity or voting interests of any Person and (y) no director (or other equivalent position on an equivalent governing body) of any Person, and (z) without limiting clause (x) hereof, no pension plan, savings plan or other similar employee benefit plan owning any equity or other interests in a Person for passive investment purposes only, in any such case will be deemed to be engaged in the business of such Person solely as a result of ownership of such equity or voting interests or such directorship. Notwithstanding the above, the Parties expressly agree that ODP, Seller and any of their Affiliates reserve the right to source any product from any manufacturer within the Restricted Countries, in the understanding that such products shall be offered for sale or other use outside the Restricted Countries. For purposes of this Section 6.3, ODP and Seller acknowledge that Mexico is the only Restricted Country where OfficeMax has active operations as of the date hereof.

Section 6.4 Non-Solicitation, Non-Hire.

(a) For a period of three (3) years following the Closing, each of ODP and Seller will not, and will ensure that none of its Subsidiaries or Affiliates will, directly or indirectly, solicit the employment of or employ any employee who continues employment with Buyer, ODM or any of their respective Subsidiaries as of the Closing Date; provided, however, that the foregoing provision will not prevent ODP, Seller or any of their respective Subsidiaries or Affiliates from (x) soliciting any such employee by a public advertisement placed by it or hiring any employee responding thereto, (y) soliciting or hiring any employee whose employment with ODM or Buyer has been terminated, or (z) hiring any employee making an employment inquiry to ODP or Seller or any of their Subsidiaries or Affiliates.

(b) For a period of three (3) years following the Closing, each of Buyer and Gigante Sub will not, and will ensure that none of its Subsidiaries or Affiliates will, directly or indirectly, solicit the employment of or employ any of the employees of ODP or Seller or their respective Subsidiaries who continue employment with ODP or Seller or any of their Subsidiaries as of the Closing Date (a “Seller Employee”); provided, however, that the foregoing provision will not prevent Buyer or any of its Subsidiaries or Affiliates from (x) soliciting any such Seller Employee by a public advertisement placed by it or hiring any Seller Employee responding thereto, (y) soliciting or hiring any Seller Employee whose employment with the Business has been terminated, or (z) hiring any Seller Employee making an employment inquiry to Buyer or any of its Subsidiaries or Affiliates.

Section 6.5 Confidentiality. Each of ODP and Seller shall treat and hold as such all Confidential Information, refrain from using any Confidential Information except in connection with this Agreement, the Termination Agreement and the Related Agreements, and deliver promptly to Buyer or destroy (at Seller’s or ODP’s election), at the request and option of Buyer or ODM, all tangible embodiments (and all copies) of the Confidential Information which are in Seller’s possession (provided, that, to the extent required by Applicable Laws or the internal retention policies of such Seller, such Seller may keep copies of such Confidential Information provided that such copies will remain subject to the provisions hereof). In the event that any of ODP or Seller is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, ODP or Seller shall notify Buyer as promptly as practicable in writing of the request or requirement so that ODP or Buyer may seek, at Buyer’s cost and expense, an appropriate protective order. If ODP or Seller is so compelled to disclose any Confidential Information, it may disclose the Confidential Information; provided, that ODP or Seller shall disclose only such portion of the Confidential Information as it is required or compelled to disclose. Without limiting the generality of the foregoing, ODP will implement appropriate procedures designed to prevent ODP from sharing Confidential Information with employees of OfficeMax de México, S.A. de C.V.

Section 6.6 Termination of Collaboration Agreement. Gigante, ODP and ODDF hereby agree that the Collaboration Agreement is and has been terminated, effective as of February 11, 2013, and that the parties thereto have no further obligations thereunder or under any Contract contemplated thereby.

Section 6.7 Financial Statements. Following the Closing, Gigante shall cause ODM to provide to ODP audited financial statements of ODM, including footnote reconciliations to United States generally accepted accounting principles, covering the fiscal years ended on or about December 31, 2011 and December 31, 2012, respectively, and for the partial fiscal year for 2013 ended on the Closing Date (the “Audited Financial Statements”); provided that upon request ODP shall promptly reimburse ODM for any incremental out-of-pocket costs incurred by it in the preparation of the Audited Financial Statements in accordance with this Section 6.7 which are in excess of the costs that ODM would otherwise occur in the preparation of its audited financial statements. The Audited Financial Statements shall be provided to ODP on the earlier of (i) the dates on which corresponding versions of such financial statements, to the extent applicable, have been provided to ODP or its Affiliates for prior fiscal years and (ii) such times as ODP requires in order to comply with its reporting obligations under the rules and regulations of the Securities and Exchange Commission.

ARTICLE VII

CONDITIONS TO OBLIGATION TO CLOSE

Section 7.1 Conditions to Buyer’s Obligations. Buyer’s obligation to consummate the transactions contemplated hereby in connection with the Closing is subject to satisfaction or waiver of the following conditions:

(a) (i) the Seller Fundamental Reps shall have been true and correct in all respects (except for immaterial defects) as of the date hereof and at and as of the Closing Date as though made on the Closing Date; and (ii) the representations and warranties of ODP and Seller set forth in Article III (other than those referenced in clause (i) above) shall have been true and correct in all respects as of the date hereof and at and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties relate to an earlier date, in which case such representations and warranties shall be so true and correct on and as of such earlier date), except in the case of clause (ii), where the failure of such representations and warranties to be so true and correct (without giving effect to any materiality or similar qualifications contained therein) would not, individually or in the aggregate, materially adversely affect or be reasonably expected to materially adversely affect the ability of Seller or its Affiliates to consummate the transactions contemplated by this Agreement or the Related Agreements on a timely basis (excluding any effects or changes arising from or related to the breach of the Agreement by the Buyer or its Affiliates);

(b) the Seller shall have performed and complied with its covenants and other agreements hereunder required to be performed by Seller at or prior to the Closing in all material respects;

(c) (i) all applicable waiting periods (and any extensions thereof) under the Antitrust Law shall have expired or otherwise been terminated (or the antitrust clearance shall have been received prior to such expiration or termination), and (ii) Buyer shall have received evidence of each of the foregoing reasonably satisfactory to it;

(d) no Decree shall be in effect which prohibits consummation of any of the transactions contemplated by this Agreement or the Related Agreements;

(e) each delivery contemplated by Section 2.4(a) to be delivered to Buyer shall have been delivered; and

(f) Gigante’s Shareholders’ Approval shall have been received.

Section 7.2 Conditions to the Sellers’ and ODP’s Obligations. The Seller’s and ODP’s obligation to consummate the transactions contemplated hereby in connection with the Closing are subject to satisfaction or waiver of the following conditions:

(a) the Buyer Fundamental Reps shall have been true and correct in all respects (except for immaterial defects) as of the date hereof and at and as of the Closing Date as though made on the Closing Date, and (ii) the representations and warranties of Buyer and Gigante Sub in Article IV (other than those referenced in clause (i) above) shall have been true and correct in all respects as of the date hereof and at and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties relate to an earlier date, in which case such representations and warranties shall be so true and correct on and as of such earlier date), except, in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct (without giving effect to any materiality or similar qualifications contained therein) would not, individually or in the aggregate, materially adversely affect or be reasonably expected to materially adversely affect the ability of Buyer, Gigante Sub or its Affiliates to consummate the transactions contemplated by this Agreement or the Related Agreements on a timely basis (excluding any effects or changes arising from or related to the breach of the Agreement by the Seller or its Affiliates);

(b) Each of Buyer and Gigante Sub shall have performed and complied with its covenants and other agreements hereunder required to be performed by it at or prior to the Closing in all material respects;

(c) (i) all applicable waiting periods (and any extensions thereof) under the Antitrust Law shall have expired or otherwise been terminated (or the antitrust clearances shall have been received prior to such expiration or termination), and (ii) Seller and ODP shall each have received evidence of each of the foregoing reasonably satisfactory to it;

(d) no Decree shall be in effect which prohibits consummation of any of the transactions contemplated by this Agreement or the Related Agreements;

(e) each delivery contemplated by Section 2.4(b) to be delivered to Seller shall have been delivered; and

(f) Gigante’s Shareholders’ Approval shall have been received.

ARTICLE VIII

INDEMNIFICATION

Section 8.1 Survival of Representations and Warranties and Covenants. The representations and warranties of the Parties made herein will survive the execution and delivery of this Agreement and the Closing as follows and will thereafter be of no further force or effect: (a) the Seller Fundamental Reps and the Buyer Fundamental Reps will survive the Closing indefinitely; and (b) all other representations and warranties will survive the Closing for a period of twelve (12) months immediately following Closing. Except as expressly provided in this Section 8.1, no claim for indemnification hereunder may be made after the expiration of the applicable survival date set forth in this Section 8.1; provided, however, that any indemnity claim (but solely such claim) described in a notice of claims received by an Indemnifying Party prior to the expiration of the applicable time limitations set forth in this Section 8.1 above will survive until the claim is fully resolved.

Section 8.2 Indemnification Provisions for Buyer’s Benefit. From and after the Closing, each of ODP and Seller (each, a “Seller Indemnifying Party”), jointly and severally, will defend and hold Buyer, its Affiliates (including ODM) and its and their respective Representatives, successors and permitted assigns, (each, a “Buyer Indemnified Party”) harmless from and against any and all losses, claims, Taxes, liabilities, debts, damages, fines, penalties, costs (in each case, including reasonable out-of-pocket expenses (including reasonable fees and expenses of counsel) (collectively, “Damages”) incurred as a result of:

(a) any breach of any representation or warranty of Seller set forth in this Agreement; provided, however, that in determining the amount of Damages as a result of any breach of any representation or warranty, for all purposes of this Article VIII, any “materiality” or similar qualification in any such representation or warranty, or in any defined term used in any such representation or warranty, will be disregarded; and

(b) any breach or failure to perform any covenant or agreement of any Seller set forth in this Agreement.

Section 8.3 Indemnification Provisions for Seller’s Benefit. From and after the Closing, Buyer (“Buyer Indemnifying Party” and each of Buyer Indemnifying Party and Seller Indemnifying Party, an “Indemnifying Party”) will defend and hold each of ODP, Seller, their respective Affiliates and its and their respective Representatives, successors and permitted assigns (each, a “Seller Indemnified Party” and either of a Seller Indemnified Party or a Buyer Indemnified Party, an “Indemnified Party”) harmless from and against any and all Damages incurred as a result of:

(a) any breach of any representation or warranty of Buyer set forth in this Agreement; provided, however, that in determining the amount of any Damages as a result of any breach of any representation or warranty, for all purposes of this Article VIII, any “materiality” or similar qualification in any such covenant, representation or warranty, or in any defined term used in any such representation or warranty, will be disregarded; or

(b) any breach or failure to perform any covenant or agreement of Parent or Buyer set forth in this Agreement.

Section 8.4 Matters Involving Third Parties.

(a) If any third party will notify any Indemnified Party of any third party claim, demand, assessment or the commencement of any Litigation (each, a “Third Party Claim”) which may give rise to a claim for indemnification pursuant to this Article VIII, the Indemnified Party will promptly (and in any event within 10 (ten) Business Days after receiving notice of the Third Party Claim or the commencement of Litigation with respect thereto) notify the Indemnifying Party thereof in writing stating that the Third Party Claim may give rise to a claim for indemnification against the Indemnifying Party, specifying the facts constituting the basis for such claim and the amount, to the extent known, of the claim asserted and attaching any supporting documentation; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party will relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party thereby is actually prejudiced thereby.

(b) The Indemnifying Party will have the right at any time to assume the defense of the Third Party Claim, at its sole cost and expense, with counsel of its choice and control the defense of such Third Party Claim. In connection with a Third-Party Claim, the Indemnifying Party and the Indemnified Party shall cooperate in all reasonable respects with each other and their respective attorneys in the investigation, trial and defense of the Third Party Claim and any appeal arising therefrom. In connection with a Third Party Claim, subject to the provisions relating to the control of the defense and investigation of such Third Party Claim pursuant to this Section 8.4, any Party not controlling the defense of such Third Party Claim may, at its own cost and expense, participate in the investigation, trial and defense of the Third Party Claim and any appeal arising therefrom.

(c) In the event that the Indemnifying Party has not assumed the defense of the Third Party Claim after notice thereof, (i) the Indemnified Party may defend against the Third Party Claim in any manner it reasonably may deem appropriate; (ii) the Indemnifying Party will reimburse the Indemnified Party promptly and periodically for the out-of-pocket costs of defending against the Third Party Claim (including reasonable attorneys’ fees and expenses) to the extent such costs are Damages for which the Indemnified Party is actually entitled to indemnification hereunder; and (iii) the Indemnifying Party will remain responsible for any out-of-pocket costs the Indemnified Party may incur resulting from the Third Party Claim to the extent such costs are Damages for which the Indemnified Party is actually entitled to indemnification hereunder.

(d) Notwithstanding any other provision contained in this Article 8, neither the Indemnifying Party nor the Indemnified Party controlling the defense of a Third Party Claim is permitted to consent to the entry of judgment or compromise or settle any Third Party Claim without the prior written consent of the other, which consent may not be unreasonably withheld, conditioned or delayed.

Section 8.5 Limitation on Indemnification.

(a) Notwithstanding the provisions of this Article VIII, after the Closing, in no event shall the aggregate liability of the Seller and ODP under Section 8.2 or Buyer under Section 8.3 exceed the Purchase Price.

(b) Any claim for Damages required to be made on or prior to the expiration of the applicable survival period set forth in Section 8.1, and not made, shall be irrevocably and unconditionally released and waived by the Party seeking indemnification with respect thereto. It is the express intent of the Parties that, if the applicable period for an item as contemplated by this Section 8.5 is shorter than the statute of limitations that would otherwise have been applicable to such item, then, by contract, the applicable statute of limitations with respect to such item shall be reduced to the shortened survival period contemplated hereby. The Parties further acknowledge that the time periods set forth in this Section 8.5 for the assertion of claims, under this Agreement are the result of arms’ length negotiation among the Parties and that they intend for the time periods to be enforced as agreed by the Parties.

(c) The amount of any Damages for which indemnification is provided under this Article VIII shall be net of any amounts actually recovered or recoverable by the Indemnified Party under insurance policies or indemnity or contribution agreements or otherwise with respect to such Damages. The Indemnified Party shall seek full recovery under all insurance policies covering any Damages to the same extent as it would if such Damages were not subject to indemnification hereunder. In the event that an insurance or other recovery is made by any party with respect to any Damages for which any such Person has been indemnified hereunder and has received funds in the amount of the Damages or portion thereof, then a refund equal to the aggregate amount of the recovery shall be made promptly to the Indemnifying Party.

(d) No Buyer Indemnified Party shall be entitled to indemnification pursuant to this Article VIII with respect to any matter of which Buyer, Gigante Sub or ODM, respectively, had knowledge or waived prior to the Closing. An Indemnifying Party shall not be required to indemnify any Indemnified Party to the extent of any Damages that a court of competent jurisdiction or arbitrator shall have determined by final judgment to have resulted from the fraud, gross negligence or willful misconduct of the party seeking indemnification.

(e) In calculating the amount of Damages under this Article VIII which are subject to indemnification under Sections 8.2 or 8.3, there shall be deducted an amount equal to any Tax benefit to the party claiming such Damages or to any of its Affiliates from being able to claim a Tax loss or Tax credit as a result of such Damages. The amount of any such Tax benefit shall reflect the present value of such Tax benefit (whether realized in the year the indemnification payment is made or later), computed as of the date of any indemnification payment.

(f) Notwithstanding anything to the contrary in this Agreement, no party shall, in any event, be liable to any other Person for any consequential, incidental, indirect, special or punitive damages, loss of revenue, income or profits, diminution of value or loss of business reputation or opportunity and no “multiple of profits” or “multiple of cash flow” or similar valuation methodology shall be used in calculating the amount of any Losses.

(g) In the event of any breach giving rise to an indemnification obligation under this Article VIII, the Indemnified Party shall take and cause its Affiliates to take, or cooperate with the Indemnifying Party if so requested by the Indemnifying Party in order to take, all commercially reasonable measures to mitigate the consequences of the related breach.

(h) Notwithstanding anything in this Agreement, any amounts payable pursuant to the indemnification obligations under this Article VIII shall be paid without duplication and in no event shall any party hereto be indemnified under different provisions of this Agreement for Damages which have already been paid or otherwise taken into account under this Agreement.

(i) The Parties agree to treat any indemnity payment made pursuant to this Article VIII as an adjustment to the Purchase Price for federal, state, local and foreign income Tax purposes.

ARTICLE IX

TERMINATION

Section 9.1 Termination of Agreement. The Parties may terminate this Agreement at any time prior to the Closing as provided below:

(a) Buyer, Gigante Sub, Seller and ODP may terminate this Agreement by mutual written consent;

(b) Buyer may terminate this Agreement by giving written notice to Seller and ODP:

(i) if the Closing will not have occurred prior to the 90th (ninetieth) calendar day following the date hereof (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b)(i) will not be available to Buyer or Gigante Sub if its failure to fulfill any obligation under this Agreement (including Buyer’s and Gigante Sub’s obligations set forth in Section 5.1) has been the cause of, or resulted in, the failure of the Closing to have occurred on or before the Outside Date; or

(ii) if ODP or Seller has breached or failed to perform its representations, warranties, covenants, obligations or agreements under this Agreement which breach or failure to perform (A) would result in the failure to be satisfied of the conditions set forth in Section 7.1(a) or Section 7.1(b), and (B) cannot be cured by the Outside Date or, if curable, Seller or ODP shall have failed to cure such breach within 30 (thirty) calendar days after Seller has received written notice of such breach or failure to perform from Buyer or Gigante Sub (provided, that Buyer or Gigante Sub has not breached its representations warranties, covenants, obligations and agreements under this Agreement such that the conditions set forth in Section 7.2(a) or Section 7.2(b) cannot be satisfied); or

(iii) if (A) the conditions to Closing set forth in Section 7.2 have been satisfied (other than those conditions that (1) by their nature are to be satisfied at the Closing and that would be capable of being satisfied if there were a Closing or (2) have not been satisfied as a result of Seller’s or ODP’s breach or failure to perform any of their respective covenants in this Agreement), (B) Buyer and Gigante Sub were, and (at least one (1) Business Day prior to the date on which the Closing should have occurred pursuant to Section 2.3) delivered in good faith written notice to Seller and ODP (1) identifying such date as the date on which Buyer in good faith believes the Closing should occur pursuant to Section 2.3 and (2) to the effect that it would be, ready, willing and able to consummate the transactions contemplated hereby on such date, and (C) Seller fails to close the transactions contemplated hereby within 24 (twenty-four) hours of the delivery of such notice.

(c) Seller or ODP may terminate this Agreement by giving written notice to Buyer:

(i) if the Closing will not have occurred prior to the Outside Date; provided, however, that the right to terminate this Agreement under this Section 9.1(c)(i) will not be available to Seller or ODP if its failure to fulfill any obligation under this Agreement (including Seller’s and ODP’s obligations set forth in Section 5.1) has been the cause of, or resulted in, the failure of the Closing to have occurred on or before the Outside Date;

(ii) if Buyer has breached or failed to perform its representations, warranties, covenants, obligations or agreements under this Agreement which breach or failure to perform (A) would result in the failure to be satisfied of the conditions set forth in Section 7.2(a) or Section 7.2(b) and (B) cannot be cured by the Outside Date or, if curable, and Buyer or Gigante Sub shall have failed to cure such breach within 30 (thirty) calendar days after Buyer has received written notice of such breach or failure to perform from Seller or ODP (provided, that neither Seller nor ODP has breached its representations warranties, covenants, obligations and agreements under this Agreement such that the conditions set forth in Section 7.1(a) or Section 7.1(b) cannot be satisfied;

(iii) in the event that Buyer fails to obtain the proceeds of the Debt Financing or, if applicable, the Alternative Debt Financing, by the Outside Date or if (A) the conditions to Closing set forth in Section 7.1 have been satisfied (other than those conditions that (1) by their nature are to be satisfied at the Closing and that would be capable of being satisfied if there were a Closing or (2) have not been satisfied as a result of Buyer’s or Gigante Sub’s breach or failure to perform any of their respective covenants in this Agreement), (B) Seller was, and (at least one (1) Business Day prior to the date on which the Closing should have occurred pursuant to Section 2.3) delivered in good faith written notice to Buyer (1) identifying such date as the date on which Seller in good faith believes the Closing should occur pursuant to Section 2.3 and (2) to the effect that it would be, ready, willing and able to consummate the transactions contemplated hereby on such date, and (C) Buyer and Gigante Sub fail to close the transactions contemplated hereby within 24 (twenty-four) hours of the delivery of such notice; or

(iv) at any time after either (x) the 3rd (third) Business Day following the date of Gigante’s shareholders meeting, convened pursuant to Section 5.6, if Buyer fails to obtain the Gigante’s Shareholders’ Approval by such 3rd (third) Business Day following the date of said Gigante’s shareholders meeting, or (y) the 45th (forty fifth) day following the date of this Agreement if the Gigante’s Shareholders’ Approval has not been obtained by such date.

Section 9.2 Effect of Termination.

(a) If any Party terminates this Agreement pursuant to Section 9.1, all rights and obligations of the Parties hereunder will terminate upon such termination and will become null and void (except that Article I (Definitions), Section 5.5 (Press Releases and Public Announcements), Article X (Miscellaneous) and this Section 9.2 (Effect of Termination) will survive any such termination) and no Party will have any Liability to the other Party hereunder; provided, however, except as set forth in Sections 9.2(b) and 9.2(c), nothing in this Section 9.2(a) will relieve any Party from Liability for any material breach occurring prior to any such termination of any of the representations and warranties or covenants set forth in this Agreement.

(b) If Buyer terminates this Agreement pursuant to Section 9.1(b)(ii) or Section 9.1(b)(iii) (or Buyer or Seller terminate this Agreement pursuant to Section 9.1(b)(i) or Section 9.1(c)(i), as applicable, if, at the time of or prior to such termination, the Buyer would have been entitled to terminate this Agreement pursuant to Section 9.1(b)(ii) or Section 9.1(b)(iii)) then Seller and/or ODP shall pay Buyer a termination fee of $438,868,000.00 (four hundred thirty eight million, eight hundred sixty eight thousand and 00/100) Mexican pesos in cash, as liquidated damages (pena convencional), which payment shall be in immediately available funds to an account specified by Buyer prior to the time of payment; provided, however, that in the event that this Agreement is terminated in accordance with Section 9.1(b)(ii) or Section 9.1(b)(iii) and a termination fee is paid pursuant to this Section 9.2(b), payment of such termination fee shall be the sole and exclusive remedy of Buyer or Gigante Sub for any Damages based upon, arising out of or relating to this Agreement, the negotiation, execution or performance of this Agreement or the transactions contemplated hereby or in respect of any other document or theory of law or equity or in respect of any representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract or otherwise.

(c) If Seller terminates this Agreement pursuant to Section 9.1(c)(ii), Section 9.1(c)(iii) or Section 9.1(c)(iv) (or Buyer or Seller terminate this Agreement pursuant to Section 9.1(b)(i) or Section 9.1(c)(i), as applicable, if, at the time of or prior to such termination, the Seller would have been entitled to terminate this Agreement pursuant to Section 9.1(c)(ii), Section 9.1(c)(iii) or Section 9.1(c)(iv)), then Buyer shall pay Seller a termination fee of $438,868,000.00 (four hundred thirty eight million, eight hundred sixty eight thousand and 00/100) Mexican pesos in cash, as liquidated damages (pena convencional), which payment shall be in immediately available funds to an account specified by Seller prior to the time of payment; provided, however, that in the event that this Agreement is terminated in accordance with Section 9.1(c)(ii), Section 9.1(c)(iii) or Section 9.1(c)(iv) and a termination fee is paid pursuant to this Section 9.2(c), payment of such termination fee shall be the sole and exclusive remedy of Seller for any Damages based upon, arising out of or relating to this Agreement, the negotiation, execution or performance of this Agreement or the transactions contemplated hereby or in respect of any other document or theory of law or equity or in respect of any representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract or otherwise.

(d) The Parties acknowledge that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if a Party fails to promptly pay the amount due pursuant to Section 9.2(b) or (c), as the case may be, and, in order to obtain such payment, the Party entitled to such payment commences a suit that results in a judgment against the Party required to make that payment for the amount set forth in Section 9.2(b) or (c) as the case may be, the defaulting Party shall pay to the Party entitled to payment under Section 9.2(b) or (c) as the case may be, (i) its costs and expenses (including attorneys’ fees) in connection with such suit and (ii) interest on the amount payable pursuant to such judgment at the prime rate of Citibank N.A. in effect on the date of payment, with such interest being payable in respect of the period from the date that payment was originally required to be made pursuant to Section 9.2(b) or (c) through the date of payment.

(e) Nothing in this Section 9.2 shall limit Buyer’s, Seller’s or ODP’s rights to enforce the terms of this Agreement by decree of specific performance in accordance with Section 10.10 prior to the termination of this Agreement in accordance with its terms.

ARTICLE X

MISCELLANEOUS

Section 10.1 Expenses. Except as otherwise expressly set forth herein, each Party will bear its own costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including all fees of law firms, commercial banks, investment banks, accountants, public relations firms, experts and consultants.

Section 10.2 Entire Agreement. This Agreement and the Related Agreements constitute the entire agreement between the Parties and supersede any prior understandings, agreements or representations (whether written or oral) by or between the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.

Section 10.3 Incorporation of Exhibits and Disclosure Schedule. The Exhibits and the Disclosure Schedule to this Agreement are incorporated herein by reference and made a part hereof.

Section 10.4 Amendments and Waivers. No amendment of any provision of this Agreement will be valid unless the same will be in writing and signed by each Party except as expressly provided herein. No waiver of any breach of this Agreement will be construed as an implied amendment or agreement to amend or modify any provision of this Agreement. No waiver by any Party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, will be valid unless the same will be in writing and signed by the Party making such waiver, nor will such waiver be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent default, misrepresentation or breach of warranty or covenant. No conditions, course of dealing or performance, understanding or agreement purporting to modify, vary, explain or supplement the terms or conditions of this Agreement will be binding unless this Agreement is amended or modified in writing pursuant to the first sentence of this Section 10.4 except as expressly provided herein. Except where a specific period for action or inaction is provided herein, no delay on the part of any Party in exercising any right, power or privilege hereunder will operate as a waiver thereof.

Section 10.5 Succession and Assignment. This Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Except pursuant to the Merger Agreement, no Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written consent of the other Parties.

Section 10.6 Notices. All notices, requests, instructions, claims, demands, consents and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given on the date delivered by hand or by overnight courier service, or by other messenger (or, if delivery is refused, upon presentment) or upon receipt by facsimile or email transmission, or upon delivery by registered or certified mail (return receipt requested), postage prepaid, to the Parties at the following addresses (or to such other Persons or addresses as the Person to whom notice is given may have previously furnished to the other in writing in the manner set forth herein, provided that notice of any change of address shall be effective only upon receipt thereof):

if to ODP and Seller:

Office Depot, Inc.

6600 North Military Trail

Boca Raton, Florida 33496

USA

Attn.: President, International and

Office of the General Counsel

Telecopy: +1 (561) 438-4464

Confirmation: +1 (561) 438-1837

With a copy (which shall not constitute notice) to:

Capín, Calderón, Ramírez y Gutiérrez-Azpe, S.C.

Galileo No. 55, Piso 1

Col. Polanco, C.P.

11560 México, D.F., México

Attn.: Mr. Eduardo J. Rodríguez Rivero

Telecopy: +52 (55) 5281-0851

Confirmation: +52 (55) 5280-9193

or such other individual(s) or addressee(s) as may be designated by ODP.

if to Gigante and Gigante Sub:

Grupo Gigante, S.A.B. de C.V.

Av. Ejército Nacional No. 350

Colonia Chapultepec Morales

11520 México, D.F., México

Attn.: CEO and Chief Corporate Officer

Telecopy: +52 (55) 5269-8380

Confirmation: +52 (55) 5269-8000

With a copy (which shall not constitute notice) to:

Jones Day México, S.C.

Bosque de Alisos No. 47 “B”-101

Colonia Bosques de las Lomas

05120 México, D.F., México

Attn.: Javier Martínez del Campo L.

Telecopy: +52 (55) 3000-4040

Confirmation: +52 (55) 3000-4000

or such other individual(s) or addressee(s) as may be designated by Gigante.

Section 10.7 Governing Law; Dispute Resolution.

(a) Except as otherwise provided herein, this Agreement shall be governed by and construed in accordance with the domestic laws of Mexico.

(b) Except as specifically set forth elsewhere in this Agreement, all disputes arising out of or in connection with to this Agreement (“Disputes”) shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (“ICC Rules”). Nothing in this Section 10.7(b) shall prohibit a Party from instituting litigation to enforce any Award (as defined below).

(c) In the event that any Party asserts that there exists a Dispute, such Party shall deliver a written notice to each other Party involved therein specifying the nature of the asserted Dispute (“Dispute Notice”). A meeting to attempt to resolve the Dispute shall take place within 10 (ten) Business Days after receipt of the Dispute Notice. In any case, whether or not such meeting takes place, if no such resolution is reached within 10 (ten) Business Days after receipt of the Dispute Notice, the Party delivering such Dispute Notice may commence arbitration hereunder by submitting a request for arbitration to the International Court of Arbitration of the International Chamber of Commerce. Any arbitration procedure commenced hereunder shall be held in New York City, New York, United States of America and be conducted in the English language. The arbitral tribunal may request the translation of a document upon request of one of the Parties.

(d) Each Party to any arbitration proceeding shall select one independent arbitrator in accordance with the ICC Rules. In the event that either Party fails to select an independent arbitrator in accordance with the ICC Rules, then the matter shall be resolved by the arbitrator selected by the other Party. If both Parties have selected an independent arbitrator as set forth herein, then a third independent arbitrator shall be appointed by the International Chamber of Commerce and the three arbitrators so selected shall resolve the matter according to the procedures set forth in this Section 10.7.

(e) Arbitration, including the amount and distribution of costs and expenses, shall be conducted under the ICC Rules in effect from time to time, except as modified by the agreement of all of the Parties. It is the intention of the Parties that the arbitration proceedings will be concluded within 180 (one hundred eighty) days from the date the arbitrators are appointed. The arbitral tribunal may extend this time in the interest of justice. Failure to adhere to this time limit shall not constitute a basis for challenge of the award. The arbitrator(s) shall conduct arbitration in such a manner that the final award (the “Award”) is made or rendered as soon as practicable. The Award shall be final and binding on all Parties, and there shall be no appeal from or reexamination of the Award except as expressly provided by the ICC Rules.

(f) Any Party may enforce any Award in any court of competent jurisdiction.

(g) If any Party fails to pay the amount of any damages, if any, assessed against it within 10 (ten) days of the delivery to such Party of such Award, the unpaid amounts shall bear interest from the date of such delivery at a rate per annum equal to the lesser of (i) the Prime Rate plus 200 (two hundred) basic points, or (ii) the maximum rate permitted by applicable usury laws. Interest on any such unpaid amount shall be compounded semi-annually, computed on the basis of a 360 (three hundred sixty) day year consisting of 12 (twelve) 30 (thirty) day months and shall be payable on demand. In addition, such Party shall promptly reimburse the other Party for any and all reasonable costs or expenses of any nature or kind whatsoever (including, but not limited to, reasonable attorney’s fees) incurred in seeking to collect such damages or to enforce any Award.

Section 10.8 Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision will be substituted therefore in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 10.9 No Third Party Beneficiaries. This Agreement will not confer any rights or remedies upon any Person other than the Parties and the respective successors and permitted assigns.

Section 10.10 Specific Performance and Interim Relief. Each Party acknowledges and agrees that any material breach of this Agreement would give rise to irreparable harm for which monetary damages would not be an adequate remedy. Each Party accordingly agrees that, in addition to any other remedies available under Applicable Law or this Agreement, each Party shall be entitled to enforce the terms of this Agreement by decree of specific performance without the necessity of posting a bond or proving the inadequacy of monetary damages as a remedy and to obtain injunctive relief against any breach or threatened breach of this Agreement. The Parties further agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to Applicable Law or inequitable for any reason, nor to assert that a remedy of monetary damages or the ability to receive payment of the termination fee set forth in Section 9.2 would provide an adequate remedy for any such breach. The Parties may apply to any competent judicial authority for interim or preliminary injunctive relief and any such application shall not be deemed to be an infringement or waiver of the provisions of Section 10.7.

Section 10.11 Mutual Drafting. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

Section 10.12 Headings. The section headings contained in this Agreement and the Disclosure Schedule are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

Section 10.13 Counterparts; Facsimile and Electronic Signatures. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which will be deemed an original.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties listed below have executed this Agreement as of the date first above written.

GRUPO GIGANTE, S.A.B. DE C.V.

By:	/s/ Angel Losada Moreno
Name: Angel Losada Moreno
Title: Chief Executive Officer

HOSPITALIDAD Y SERVICIOS ESPECIALIZADOS GIGANTE, S.A. DE C.V.

By:	/s/ Sergio Montero Querejeta
Name: Sergio Montero Querejeta
Title: Authorized Representative

WITNESS

By:	/s/ Angel Alverde Losada
Name: Angel Alverde Losada

OFFICE DEPOT, INC.

By:	/s/ Steven M. Schmidt
Name: Steven M. Schmidt
Title: Authorized Officer

OFFICE DEPOT DELAWARE OVERSEAS FINANCE NO. 1, LLC

By:	/s/ Steven M. Schmidt
Name: Steven M. Schmidt
Title: Authorized Officer

WITNESS

By:	/s/ Darlene Quashie Henry
Name: Darlene Quashie Henry

[Signature page to Stock Purchase and Transaction Agreement]